UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 02, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company´s Registry (NIRE): 35.300.022.807

MATERIAL FACT

In accordance with the provisions of article 157, paragraph 4, of Law No. 6,404/76 as amended (the “Brazilian Corporate Law”), and CVM Instruction No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”) informs the market that FIBRIA has established a strategic alliance with Ensyn Corporation (“Ensyn”), a private company incorporated in Delaware, USA.  This alliance includes a US$20 million equity investment in Ensyn by FIBRIA and the establishment of an equally-owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil.

Ensyn has developed the commercially-proven Rapid Thermal Processing™ (“RTP”) technology, which converts wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (“RFO”), is a multi-purpose petroleum replacement fuel with uses including heating, conversion to transportation fuels and power generation in diesel engines.

RFO is eligible, for certain applications, for inclusion under the cellulosic biofuels category of the U.S. Environmental Protection Agency´s (EPA´s) RFS2 (Renewable Fuel Standard) program. This allows Ensyn, within the mandate of the RFS2 program, and as a result of regulatory obligations, to capture additional value for sales of RFO within the U.S., regardless of the geographical location of its production.

Ensyn has historical production of over 30 million gallons of RFO and is currently executing a significant build-out of RFO production capacity in North America and internationally.  Ensyn has a key strategic relationship with UOP, a Honeywell Company, related to the engineering and supply of RTP equipment and RFO upgrading solutions on a worldwide basis. Ensyn’s current shareholders include Credit Suisse, Impax Asset Management plc, CTTV Investments LLC, a division of Chevron USA Inc., Felda Palm Industries Sdn Bhd, and Investeco Capital Corp.

The $20 million equity investment by FIBRIA in Ensyn capital provides FIBRIA with ownership of approximately 6% of Ensyn voting shares and the right to nominate one member to Ensyn’s Board of Directors. It also provides FIBRIA certain rights which, if exercised, would allow FIBRIA to invest an additional $10 million and increase its holdings to as much as 9% of Ensyn’s equity capital.

This partnership with Ensyn goes along with our mission to leverage both our expertise in growing fiber and our market position to develop value-added alternatives that complement our global leadership and excellence in pulp production.  We believe that Ensyn and its technology platform, together with FIBRIA’s capabilities, might allow for the generation of a powerful biofuels growth business over the coming years.

This transaction is set to be closed by the end of October, with the execution of all partnership and equity investment documents and the effective cash transfer to Ensyn.

São Paulo, October 2, 2012.

FIBRIA CELULOSE S.A.

GUILHERME PERBOYRE CAVALCANTI

FINANCIAL AND INVESTOR RELATIONS DIRECTOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO